HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                (303) 839-0061

                                September 5, 2006

Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Registration Statement on Form SB-2
            File No. 333-135434

     This office represents Tian'an Pharmaceutical Co., Ltd. (the "Company"). This letter contains the Company's responses to the comments received from the Staff by letter dated July 28, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

                                                                         Page
                                                                         Number

      C-1    Comment complied with.                                       29

      C-2    Comment complied with.                                        3

      C-3 The Company acquired the PRC corporation by means of a "reverse triangular merger." In this type of merger, the Company formed a wholly-owned subsidiary and then merged the PRC corporation into the subsidiary. The PRC corporation was the survivor of the merger and became a wholly owned subsidiary of the company.

             We have modified the disclosure in the prospectus to
             remove the reference to  the  "merger"  and  to
             instead  refer  to  the  "acquisition"  of  the  PRC
             corporation. The technical process used to acquire
             the PRC corporation is not important  to a potential          4
             investor.  What  is  important  is  that  the PRC            11
             corporation is a wholly-owned subsidiary of the Company.     15

      However, for any potential investor that wants to review the technical aspects of the transaction, the Plan of Merger has been filed as an exhibit to the registration statement.

      C-4    Comment complied with.                                        4

      C-5    Comment complied with.                                        4

      C-6    The  purpose  of the  disclosure  which  is  the
             subject  of  this comment is to define  certain
             terms as they  appear in the  prospectus.  As such,
             the most  appropriate  place is at the  forepart of
             the  prospectus.  We have used this  disclosure in a
             registration statement on Form  SB-2 of New Taohauyuan
             Cultural  Tourism Co., Ltd. (file no.  333-121187).
             This  registration  statement received a full  review
             and the staff did not have any  problems  with  having
             the disclosure which is the subject of this comment as
             part of the prospectus summary.                              N/A

       C-7   Comment complied with.                                        8

       C-8 As explained in the section of the prospectus captioned "Business - Sales and Distribution", the Company does not believe that the loss of any one distributor will result in a material decrease in the Company's sales. Accordingly, the loss of a distributor is not a risk. Obviously, a loss of most of the Company's distributors would likely have a material adverse effect on the Company's operations.
             However, this is a risk common to any business which uses
             distributors.                                                N/A

      C-9    The requirement to set aside  statutory  reserves is
             not a risk but a fact.  The PRC  requirement  to set
             aside statutory reserves is no different then the requirement of U.S. employers to pay income taxes or match the Social Security and Medicare contributions
             of their employees.                                          N/A

      C-10   Comment complied with.                                        6

      C-11   Comment complied with.                                        7

      C-12 As explained in the MD&A section, the results of operation for 2005 are not comparable to 2004 since the Company began using its own manufacturing facility in May 2005.

             The results of Operations for the six months ended
             June 30, 2006 are not comparable with the prior period
             since:                                                       12

             o The Company began sales of its second product in January 2006 and

             o During the first three months of 2005 the Company did not generate any sales as it was focusing on obtaining GMP compliance.

      C-13   For the reasons explained above, it is difficult to
             compare the year ended December 31, 2005 with the
             prior period. We have expanded the disclosure regarding
             the use of the Company's manufacturing facility but
             are unable to identify any particular "items of the
             manufacturing facility" that led to an increase in the
             gross profit percentage.                                     12

      C-14   Comment complied with.                                       12

      C-15   The internal plans to generate sufficient capital to
             market the Company's products and to expand its product
             line are disclosed on page 13 of the prospectus.             13

      C-16   The Company's Statement of Cash Flows is uncomplicated.
             Other than the fact that the Company's operations generate cash, the Company cannot provide more detail regarding the
             subsitive reasons for its sources and uses of cash.          14

      C-17   Comment complied with.                                       14

      C-18   Comment complied with.                                       13

      C-19   Comment complied with.                                       14

      C-20   Comment complied with.                                       15

      C-21   Comment complied with.                                       15

      C-22   The reference to BioLife has been removed.                   15

      C-23   Comment complied with.                                       15

      C-24   Comment complied with.                                       16

      C-25   Comment complied with.                                       18

      C-26   Comment complied with.                                       19

      C-27   Comment complied with.                                       16

      C-28   We have modified the disclosure which is the
             subject of this comment to state that the Company
             will not be taxed as a controlled foreign
             corporation.  Since the Company will not be a
             controlled foreign corporation, it will not
             incur any U.S. Federal income tax. A tax opinion
             is not required by the instructions to Form SB-2
             or Regulation S-B.                                          21

      C-29   Comment complied with.                                      25

      C-30   Comment complied with.                                    24, 25

      C-31   The purpose of the  transaction  was to create a
             holding company in Nevada which would have the PRC
             corporation as a wholly-owned  subsidiary.  After
             the  transaction  the  percentage  ownership of the
             shareholders  in the  Nevada corporation was
             identical to their  percentage  ownership in the PRC
             corporation.  For financial reporting purposes, and
             from a general economic standpoint, there was no
             value associated with this transaction.                     N/A

      C-32   Comment complied with.                                      27

      C-33   None of the shareholders have the right to acquire
             any additional shares from the Company.                     N/A

      C-34   Gelin  Healthy  Production  is an equity investor
             as opposed to an equity investee.  As a  result,
             Item  310(b)(2)(iii)  of  Regulation  S-B is not
             applicable.                                                 N/A

      C-35   Comment complied with.                                      30

      C-36   This is to confirm  our  understanding  that short
             sales of common stock  "against  the box" that are
             covered  with shares  subject to the  Company's
             registration  statement cannot be made before the
             registration  statement  becomes effective.                 N/A

      C-37   Comment complied with.                                      31

      38.    The non-controlling interest in the stockholders'
             equity section of the financial statements represents
             the 3.7% of Xi' An Tian'an  Pharmacy  Marketing Co.,
             Ltd., which is not owned by the Company. This transaction
             is discussed in Note 7 to the financial statements and
             in Note 2 under "Principles of Consolidation" as a         Note 2,
             significant accounting policy.                             Note 7

      39.    The 100 shares were issued for the sole purpose of
             having a shareholder of the Company approve the
             acquisition of the PRC company.                            N/A

      40.    The financial statements have been revised to separate
             the acquisition and disposal of fixed assets and to
             reflect each on a gross basis. In 2004, only $805 was     Statement
             attributable to disposal, and there were no disposals         of
             in 2005.                                                 Cash Flows

      41.    Both the Company and the PRC corporation were under
             common control at the time of the acquisition. The
             Company treated the acquisition as a reverse merger.
             The Company recorded the assets at fair value which
             was equal to the carrying amounts of the assets and
             liabilities. No goodwill was recorded. As the trans-
             action was between entities under common control,
             the acquisition was accounted for under the purchase
             method of accounting with the net assets transferred
             at their carrying amount. The carrying amount and fair
             value were the same.                                       Note 1

      42.    The types of expenses included in general and
             administrative fees are discussed in the Management's Discussion and Analysis section of the prospectus.
             The Company has included in this amount only expenses
             related to operating activities. Expenses related to
             the production of inventory are included in cost
             of sales.                                                   N/A

      43.    The revised financial statements disclose the types
             of expenses included in advertising expense.
             Advertising expense includes marketing brochures as
             well as displays in retail outlets in the PRC.             Note 2

      44.    In the revised financial statements the Company has
             modified its disclosure in accordance with SFAS 142.       Note 2

      45.    As disclosed in Note 3, the Company has not acquired
             any land use rights that it is currently amortizing.
             A sentence has been added in the policy disclosure to
             further clarify this point. Additionally, the Company
             believes that since any land use rights are part of its capitalized expenditures, they would be considered fixed rather than intangible assets. There are none of
             these costs, so a reclassification is not necessary.       Note 2

      46.    The $594,574 represents the cost of Level 10 at the
             International Trade Centre, No. 196 Xiaozhai East Road,
             Xi'an China. The Company is renting this space to a
             third party.                                               N/A

      47.    In the revised financial statements the disclosure
             required by FASB 109 has been clarified. The Company
             did not have any temporary or permanent differences
             nor a valuation allowance. The Company has provided
             a reconciliation for each period of the current tax
             provision. There is no deferred tax provision.             Note 6

      48.   The Company has provided a tax reconciliation to agree
            the current provision to the taxable income.                Note 6

      49.   This $60,646 was not a permanent difference and has
            been revised in the financial statements. The $60,646
            was just a payment made in 2006 for 2005 taxes and is
            included in accrued taxes on the Company's consolidated
            balance sheet.                                              Note 6

      50.   The VAT the Company collects on sales is not included
            in sales.                                                   N/A

      51.   The Company actually entered into a joint venture with
            Xi' An Tian'an Pharmacy Marketing Co., Ltd. The wording
            on Note 7 has been changed to read "Subsidiary". This was
            not a business combination and the reference to this has
            been removed. The Company has consolidated 96.3% of the
            operations of this company in its consolidated financial statements and the remaining 3.7% is reflected as a
            non-controlling interest.                                   Note 7

      52.   The Company recorded the pharmaceutical license from
            Xi' An Gelin Healthy Production Research Institute
            at historical cost, which is incompliance with SAB
            Topiuc 5:G for exchanges of nonmonetary assets by
            shareholders.                                               N/A

      53.   In the disclosure, the word "they" does refer to
            Green Health, however, the Company, paid Green
            health this fee, and the Company classified the
            payment as other receivable. The disclosure has been
            amended to clarify this point.                              Note 8

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart

WTH:ap